07021568

Sime Darby

21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED 2007 PROCESSING SECTION

LETTER FOR MAINTENANCE OF EXEMPTION

27 February 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 16

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Incorporation of a new subsidiary - Zibo Sime Darby Chemicals Co. Ltd.	22.01.2007
2	Article entitled: "MRCB lead contender for Bakun cable job-Sime Darby likely to take over ownership of power plant"	22.01.2007
3	Members' voluntary liquidation of subsidiary company	23.01.2007
4	Proposed disposal of P.T. Guru Indonesia	24.01.2007
5	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	31.01.2007, 06.02.2007, 15.02.2007 & 16.02.2007
6	Disposal of SimeLease (Malaysia) Sdn. Bhd.	07.02.2007
7	Proposed disposal of Sime Conoco Energy Sdn. Bhd.	08.02.2007
8	Completion of the disposal of Sime Conoco Energy Sdn. Bhd.	14.02.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/jg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

General Announcement

Submitted by S DARBY on 22/01/2007 06:00:08 PM
Reference No SD-061227-37955

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Incorporation of a new subsidiary - Zibo Sime Darby Chemicals Co. Ltd. (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Zibo Sime Darby Chemicals Co. Ltd. ("Zibo Sime Darby"), was incorporated in the People's Republic of China on 16th January 2007. Notification of the incorporation was received on 22nd January 2007. The registered capital of Zibo Sime Darby is RMB3.95 million, out of which 51% is held by Sime Darby Hong Kong Limited, a wholly-owned subsidiary of Sime Darby. The remaining 49% of the registered capital of Zibo Sime Darby is held by Zibo Huayin Industry and Trade Co. Ltd. The principal activities of Zibo Sime Darby will be the production and sale of polyaluminium chloride, a water treatment chemical.

The investment in Zibo Sime Darby is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 22nd January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 22/01/2007 05:59:47 PM

Reference No SD-070122-32241

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: 4197
*	Stock code	: SIME
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ○ Announcement ● Reply to query

* Reply to Bursa Malaysia's Query Letter - Reference ID : PY-070119-60537

* Subject :

Article entitled: "MRCB lead contender for Bakun cable job-Sime Darby likely to take over ownership of power plant"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 19th January 2007 in connection with the abovetitled news article that appeared in The Star, Starbiz, Page B3, on Friday, 19th January 2007, in particular the following statement:-

".......Sime Darby would own it."

As announced on 19th December 2006, Sime Darby had expressed an intention to the Government to take up an interest in Sarawak Hidro Sdn. Bhd. Sime Darby wishes to inform BMSB that, to-date, no official approval has been received from the Government.

This announcement is dated 22nd January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 23/01/2007 05:19:32 PM
Reference No SD-070123-834B9

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*Type : ● Announcement ○ Reply to query

*Subject :

MEMBERS' VOLUNTARY LIQUIDATION OF SUBSIDIARY COMPANY
(Announcement pursuant to Chapter 9.19 (19) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Bow Motors (Guangzhou Free Trade Zone) Limited ("Sime Bow Motors") had, on 22 January 2007, received notification that the relevant Chinese authority had, on 17 January 2007, approved its members' voluntary liquidation.

Sime Bow Motors which was involved in the business of vehicle and spare parts sales (within Free Trade Zone International vehicle trade market), displaying of motor vehicle products, bonded warehouse and shipment agency, became dormant during the financial year ended 30 June 2006. Sime Bow Motors is not a major subsidiary of Sime Darby.

The voluntary liquidation of Sime Bow Motors will not have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the voluntary liquidation.

This announcement is dated 23 January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 24/01/2007 05:17:14 PM
Reference No SD-061116-1F23B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

Proposed disposal of P.T. Guru Indonesia
(Announcement pursuant to Chapter 9.19 (24) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Singapore Limited ("SDSL") had, on 23 January 2007, entered into a Sale and Purchase Agreement ("SPA") with Sussex International Pte. Ltd. ("Sussex") and Mr Harry Harmain Diah, as the guarantor, for the disposal of SDSL's 75% equity interest in P.T. Guru Indonesia ("PTGI"), comprising 3,075 shares of Rp326,000 each ("the Disposal") to Sussex, for a cash consideration of USD1,086,957 or approximately RM3.8 million. The consideration was arrived at on a "willing-buyer and willing-seller" basis.

PTGI is principally involved in the business of manufacturing and marketing of corrugated boxes and other related paper products. Currently, 75% of the issued share capital of PTGI is held by SDSL and the remaining 25% by P.T. Carya Haksara.

Upon completion of the Disposal, PTGI will cease to be a subsidiary of Sime Darby.

The completion of the SPA is conditional upon, amongst others, the approval of the Capital Investment Co-ordination Board of Indonesia being obtained by Sussex.

The Disposal will not have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Disposal.

This announcement is dated 24 January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 31/01/2007 05:31:25 PM
Reference No SD-070124-FBE3F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 11,978,900 shares)

AmanahRaya JMF Management Sdn Bhd
(Disposal of 70,000 shares)

SBB Asset Management Sdn Bhd
(Disposal of 645,000 shares)

CIMB-Principal Asset Management Sdn Bhd
(Acquisition of 270,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 11/01/2007	* 1,340,300	
Disposed	11/01/2007	70,000	
Disposed	12/01/2007	2,187,500	
Disposed	15/01/2007	2,961,800	
Disposed	15/01/2007	408,700	
Disposed	16/01/2007	2,000,000	
Disposed	16/01/2007	236,300	
Disposed	17/01/2007	2,600,000	
Disposed	18/01/2007	889,300	
Acquired	18/01/2007	270,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	383,925,655
Direct (%)	:	15.35
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	383,925,655
* Date of notice	:	18/01/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 19th, 23rd and 25th January 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 06/02/2007 05:45:15 PM
Reference No SD-070131-49653

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 14,858,500 shares)

SBB Asset Management Sdn Bhd
(Disposal of 2,400,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 18/01/2007	* 1,300,000	
Disposed	19/01/2007	4,000,000	
Disposed	22/01/2007	2,500,000	
Disposed	23/01/2007	2,336,100	
Disposed	24/01/2007	650,000	
Disposed	25/01/2007	5,421,500	
Disposed	25/01/2007	450,000	
Disposed	26/01/2007	600,900	

* Circumstances by reason of which change has occurred	:	Disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest	:	Direct

	Direct (units)	: **366,667,155**
	Direct (%)	: **14.64**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **366,667,155**
*	Date of notice	: **26/01/2007**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 25th January, 31st January and 2nd February 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/02/2007 05:40:10 PM
Reference No SD-070209-3AC64

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 301,200 shares)

SBB Asset Management Sdn Bhd
(Disposal of 500,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29/01/2007	* 301,200	
Disposed	29/01/2007	50,000	
Disposed	30/01/2007	150,000	
Disposed	31/01/2007	300,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest : Direct

Direct (units) : 366,468,355

Direct (%)	:	14.63
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	366,468,355
* Date of notice	:	31/01/2007

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 6th and 8th February 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 16/02/2007 05:18:00 PM
Reference No SD-070216-29813

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Nomura Asset Management (S'pore) Ltd
(Acquisition of 380,000 shares and disposal of 1,750,000 shares)

SBB Asset Management Sdn Bhd
(Disposal of 551,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 05/02/2007	* 487,800	
Disposed	06/02/2007	12,200	
Disposed	06/02/2007	200,000	
Disposed	07/02/2007	100,000	
Disposed	07/02/2007	750,000	
Acquired	07/02/2007	380,000	
Disposed	08/02/2007	500,000	
Disposed	09/02/2007	251,500	

* Circumstances by reason of which change has occurred : **Acquisition and disposal of shares by EPF Portfolio Managers.**

* Nature of interest	:	Direct
Direct (units)	:	364,546,855
Direct (%)	:	14.54
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	364,546,855
* Date of notice	:	09/02/2007
Remarks	:	

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 12th ,14th and 15th February 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 07/02/2007 05:33:21 PM
Reference No SD-070207-47EE4

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

Disposal of SimeLease (Malaysia) Sdn. Bhd.
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcement dated 20 December 2006, Sime Darby Berhad ("Sime Darby") wishes to announce that it had today received a notification from BMW Holding B.V. ("BMW") that the Foreign Investment Committee ("FIC") had, vide its letter dated 5 February 2007, approved BMW's proposal to acquire the entire issued and paid-up share capital of SimeLease (Malaysia) Sdn Bhd from SD Holdings Berhad and Sime Darby Nominees Sendirian Berhad, wholly-owned subsidiaries of Sime Darby. The said approval is however, subject to the approval of Bank Negara Malaysia, which is still pending.

This announcement is dated 7 February 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 08/02/2007 05:16:28 PM
Reference No SD-070111-FF3C4

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF SIME CONOCO ENERGY SDN. BHD.
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcements dated 22nd June 2006, 8th December 2006 and 9th January 2007, Sime Darby Berhad ("Sime Darby") wishes to announce that the Ministry of Domestic Trade and Consumer Affairs had, via its letter dated 7th February 2007, approved the change of name of Sime Conoco Energy Sdn. Bhd. ("SCE") to ConocoPhillips Energy (Malaysia) Sdn. Bhd., and the change of directors of SCE and ProJET Malaysia Sdn. Bhd.

As such, all conditions precedent set out in the Share Sale Agreement dated 21st June 2006 between Sime Malaysia Region Berhad and Conoco Jet (Malaysia) Sdn. Bhd. ("SSA") have been fulfilled. Pursuant to the SSA, completion of the said disposal shall take place within 14 days from today.

This announcement is dated 8th February 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 14/02/2007 05:49:11 PM
Reference No SD-061208-3FB3C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

COMPLETION OF THE DISPOSAL OF SIME CONOCO ENERGY SDN. BHD.
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcements dated 22nd June 2006, 8th December 2006, 9th January 2007 and 8th February 2007, Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Malaysia Region Berhad had, on 14th February 2007 completed the disposal of the 51,000 ordinary shares of RM1.00 each, representing 51% of the equity share capital in Sime Conoco Energy Sdn. Bhd. ("SCE") to Conoco Jet (Malaysia) Sdn Bhd.

As a result, SCE ceased to be a subsidiary of Sime Darby with effect from that date.

This announcement is dated 14th February 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END